Exhibit 4.22

Strategic Relationship Agreement

THIS STRATEGIC RELATIONSHIP AGREEMENT (“Agreement”), made the 3 day of February, 2017 (“Effective Date”) between MedReleaf Corp., a corporation existing under the laws of Ontario, and having a registered address at P.O. Box 3040, Markham Industrial Park, Markham Ontario Canada L3R 6G4 (“MedReleaf”) and Ehave Inc. a corporation existing under the laws of Ontario, and having a place of business at 250 University Avenue, Suite 200. Toronto, ON M5H 3E5 (“Ehave”). MedReleaf and Ehave may be individually referred to as a “Party” or jointly as the “Parties”.

WHEREAS the Parties entered into a term sheet dated December 30, 2016 (“Term Sheet”) to contemplate a strategic relationship between the Parties where MedReleaf is to license to Ehave and codevelop with Ehave assessment, diagnostic and therapeutic content for distribution on Ehave's mental health informatics platform (“Platform”); and

WHEREAS MedReleaf was to provide consulting services to assist Ehave in the development of a standalone mobile application for doctors and caregivers and patients with respect to medical cannabis; and

WHEREAS the Parties intend that this Agreement is to give effect to the rights and obligations contained in the Term Sheet.

NOW THEREFORE for good and valuable consideration the Parties hereby agree as follows:

1. Definitions

(1) “Acceptance” means successful completion of the Project as set forth in Section 5.

(2) “App(s)” means the standalone mobile application that connects with the Platform as more particularly described in the Specification and any corrections, updates, revisions or enhancements thereto, which App(s) shall include a proprietary self-reporting patient dashboard and supporting dashboards for doctors,caregivers and patients developed exclusively for MedReleaf pursuant to Schedule B hereof and any future or derivative Apps based on the Project Documentation.

(3) “Background Intellectual Property” means Intellectual Property provided by either Party that was: (i) developed prior to the Effective Date; or (ii) developed other than in performance of the Agreement, as is partially described in Schedule A;

(4) “Collaboration Content” means Content, made or conceived by a Party pursuant to or as a result of the performance of this Agreement, or otherwise in the course of the Parties’ work together hereunder within the Field of Use.

(5) “Collaboration Intellectual Property” means Intellectual Property, including Inventions, Collaboration Content, made or conceived by a Party pursuant to or as a result of the performance of this Agreement, or otherwise in the course of the Parties’ work together, or by a receiving Party based on the disclosing Party’s Confidential Information within the Field of Use.

(6) “Content” means all content including text, information, data, software, executable code, images, audio, or video material in any medium or form.

(7) “Delivery Date” means the date upon which the Service is provided to an End User.

(8) “Derivative Work” means an enhancement or modification to Background Intellectual Property that one Party generates or develops to its own Background Intellectual Property outside of the scope of this Agreement or without input of the other Party.

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(9) “End User” means any person, firm or corporation which acquires the Services.

(10) “Field of Use” means all mental health conditions and pain indications. All other indications to be mutually agreed upon.

(11) “Force Majeure Event” means a fire, flood, earthquake, severe weather, act of God, any change of law, trade sanction, embargo, act of war or terrorism, strike, condition caused by national emergency or any other act or cause beyond the reasonable control and without the fault of either Party;

(12) “Inventions” means any discoveries, improvements or ideas (whether or not patentable or copyrightable), developed or discovered in connection with the Project by the Parties together, but excluding Derivative Work.

(13) "Intellectual Property" includes any idea, improvement, Content, Inventions or discovery, whether or not patented or patentable, any know-how or trade secret, any design or any work subject to copyright, whether or not such design or copyright is registered or registrable, which is recognised or protected as intellectual property.

(14) “Intellectual Property Rights” means rights in Intellectual Property in patents, copyrights, designs and design patents, trademarks (including service marks) trade secrets, mask work rights, moral rights, or forms of protection of a similar nature having equivalent or similar effect to any of the foregoing, which may subsist anywhere in the world.

(15) “Licence Period” means the subscription term for an End User for the licensing of the Service beginning from the Delivery Date.

(16) “Milestone” means any of the events shown on Schedule “C”.

(17) “Net Sales Revenues” means the gross amount of revenues from End Users during a License Period actually recognized in accordance with GAAP from the licensing of the Services less all value-added, sales, use and similar taxes and also less all return credits, discounts and commissions granted or paid in the ordinary course of business.

(18) “Project” means the work, services, research and development undertaken since the Effective Date or to be undertaken by the Parties to design, test and produce the Collaboration Intellectual Property, the App, and Project Documentation and offer the Services.

(19) “Project Documentation” means the software programs comprising the Software, including all Software Source Code, the App design documentation, design specifications and descriptions, project control documents, calculation formulae and details of all algorithms and all other software, documentation, blue prints and parts lists reasonably required to produce the App as may be shared between the Parties from time to time.

(20) “Project Schedule” means the schedule of Milestones and dates attached hereto as Schedule “C”.

(21) “Prototype” means the version of the App developed and produced for purposes of Acceptance testing in accordance with Section 5.

(22) “Services” means the licensing of the Collaboration Intellectual Property, including the App, and access and use of the Platform to End Users.

(23) “Services Intellectual Property” means the Background Intellectual Property or Collaboration Intellectual Property that is used to create the App.

(24) “Software” means the software program portion of the App, complying with the applicable portions of the Specification, and any corrections, updates, revisions or enhancements thereto, regardless of the physical medium in or on which such Software may be embodied.

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(25) “Software Source Code” means program listings of the Software in human-readable form.

(26) “Specification” means the features, functionality, and performance, technical and other requirements for the App set forth in Schedule “B”, as amended from time to time.

(27) “Support Services” means upgrades, warranty, maintenance, training, technical and marketing services described in Schedule “F”.

(28) “Test Criteria” means the testing methods and related standards set forth in Schedule “D” for determining whether the App complies with the Specification.

2. Development Project

(1) Ehave and MedReleaf shall each carry out its respective obligations in connection with the Project and deliver and create the Collaboration Intellectual Property, Apps, and Project Documentation in accordance with the Project Schedule and all other provisions of this Agreement.

(2) Ehave and MedReleaf shall each use such employees, research and analytical tools, services and facilities as it shall reasonably deem necessary and appropriate to complete its obligations under this Agreement and shall each ensure that such employees are suitably qualified with scientific, technical and engineering expertise necessary to complete its obligations under this Agreement.

(3) Ehave shall be responsible for obtaining all regulatory and governmental approvals as may be necessary for the distribution of the Apps.

(4) Ehave shall be responsible, with consulting input from MedReleaf, to develop and create the App and integrate the Collaboration Intellectual Property into the Platform.

(5) At reasonable intervals during the Project, each Party shall deliver to the other that portion of the Project Documentation for which it is responsible.

(6) At intervals no longer than 14 days unless otherwise agreed, the Parties shall review the progress of the Project. Notwithstanding the foregoing, each Party shall closely monitor its activities hereunder; advise the other immediately of any possibility that a Milestone may not be met, and in such event devise remedial action to recover lost time.

(7) Ehave or MedReleaf may propose changes to the Specification during the Project. No such changes shall be implemented unless such changes and the resulting impact on cost, schedule and other aspects of this Agreement, are mutually agreed upon in writing.

(8) Each Party shall, upon the reasonable request of the other Party, provide technical assistance to the other party during the Project. Notwithstanding such assistance being provided, each Party shall remain solely responsible for the completion of its specific obligations in connection with the Project.

(9) Ehave agrees that it shall not, for a period of 1 year after the public launch date of the App, offer the App to other Cannabis industry parties or integrate the App into the Platform for distribution.

3. Obligations of the Parties

(1) The obligations of Ehave in carrying out the purposes of the Project are:

(i)	to undertake forthwith the programming of the Software and launch of the App;
(ii)	to maintain the Software and Platform in accordance with Schedule F;
(iii)	to collaborate to create Collaboration Intellectual Property;

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(iii)	to integrate Collaboration Intellectual Property into the Platform as required; and
(v)	upon Acceptance, to carry out the marketing arrangements described in Schedule F.

(2) The obligations of the MedReleaf in carrying out the purposes of the Project are:

(i)	to assist Ehave in the development of the App by the provision of a sufficient description and technical expertise with respect to content provided to enable Ehave to program the Software and launch the App;
(ii)	to assist in determining the scope of the potential market for the Services; to assist in marketing the Services using its field sales teams, online presence and other existing and future channels;
(v)	upon Acceptance, carry out any agreed upon marketing arrangements described in Schedule E.
(vi)	to collaborate to create Collaboration Intellectual Property.
(vii)	to make an investment into Ehave of USD$100,000 in the form of a convertible note with the same terms of the existing note holders. Convertible into common shares at a company valuation of USD$5,500,000 based on outstanding shares at time of conversion, full warrant coverage with 20% premium on strike price. MedReleaf will invest US$200,000 into Ehave's TSX-V common stock public offering (the "Offering"). The Offering shall be at company valuation of US$15,000,000 on a fully diluted basis. The Offering shall include 1/2 warrant for every share of common stock issued.

4. Representations and Warranties

(1) Ehave hereby represents and warrants as follows:

(i)	that it has full right, power and authority to enter into and carry out this Agreement and has been and is on the Effective Date duly authorized by all necessary and appropriate corporate or other action to execute this Agreement;
(ii)	that it has no prior commitments, arrangements or agreements with any other person which might interfere with, or preclude the carrying out of its obligations under this Agreement, and
(iii)	that it has no knowledge or information indicating that its’ Background Intellectual Property in any way infringes upon patents, trade marks or trade secrets owned by any other persons.
(iv)	that is has no less than USD $300,000 of new capital available for the purpose of fulfilling its obligations hereunder.

(2) MedReleaf hereby represents and warrants as follows:

(i)	that it has full right, power and authority to enter into and carry out this Agreement and has been and is on the Effective Date duly authorized by all necessary and appropriate corporate or other action of execute this Agreement.
(2)	that it has no prior commitments, arrangements or agreements with any other person which might interfere with, or preclude the carrying out of its obligations under this Agreement, and
(3)	that it has no knowledge or information indicating that its’ Background Intellectual Property in any way infringes upon patents, trade marks or trade secrets owned by any other persons

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5. Testing and Acceptance of App

(1) When Ehave has produced the Prototypes and the then existing Project Documentation, the Parties shall conduct the applicable acceptance tests in accordance with Schedule “D” using the Test Criteria.

(2) Upon completion of such acceptance testing, Ehave shal correct any deficiencies in the portion of the Prototypes and related Project Documentation. Upon completion of such development, the Parties shall then employ the Test Criteria until Acceptance has been achieved. The App shall be deemed to have achieved Acceptance upon the earliest of Ehave’s receipt of MedReleaf’s notice of Acceptance, correction of all defective portions of the App in accordance with the Test Criteria or 5 days after MedReleaf’s receipt of Ehaves notice to MedReleaf advising that Acceptance has been achieved and MedReleaf not identifying any defects in the App in writing within such 5 day period.

6, Rights and Licenses in Intellectual Property

(1) Ownership of any Intellectual Property, including Inventions, owned or controlled by a Party prior to the Effective Date or that are or have been otherwise made, conceived or acquired by a Party outside of the scope of the Agreement shall not be affected by this Agreement.

(2) Subject to the terms of this Agreement, each Party hereby grants to the other Party, a revocable, nonexclusive license to use, modify, copy, and store (electronically or otherwise) such Party’s Background Intellectual Property for the purpose of the Project and solely to provide the Services. Ehave is hereby authorized to grant sublicenses to any End Users of MedReleaf’s Background Intellectual Property as it is incorporated into the Service on terms that prohibit those End Users from granting any further sub-licence.

(3) Any Derivative Work to a Party’s Background Intellectual Property that it creates outside of the scope of the Field of Use or this Agreement shall be owned by that Party.

(4) Collaboration Intellectual Property shall be jointly owned by Ehave and MedReleaf and the Parties do hereby sell and assign to each other an undivided half-interest in all Collaboration Intellectual Property. The Parties further agree to execute any documents or take any action that may be reasonably required to register the Parties as joint owners of Collaboration Intellectual Property. Each Party warrants that any and all Intellectual Property created by its personnel under this Agreement is and shall be, as between that Party and such personnel, owned by the Party, and that each Party shall have full rights in such Intellectual Property and an ability to assign the undivided half-interest to the other Party as promised herein. Each Party shall sign all papers, perform all acts, or otherwise assist the other party, at its own expense, to perfect and ensure the Intellectual Property ownership provisions of this Section.

(5) Collaboration Intellectual Property is hereby deemed to contain Ehave and MedReleaf Confidential Information, shall be marked as containing Ehave and MedReleaf Confidential Information, and shall not be disclosed to any third party nor used for any purpose other than in furtherance of the mutual purposes of this Agreement without prior written consent of the other Party.

(6) Unless otherwise agreed, Collaboration Intellectual Property may only be used in furtherance of this Agreement. In the event that either Party wishes to use Collaboration Intellectual Property, and/or the other Party’s Background Intellectual Property for any purpose not expressly permitted by this Agreement, the express prior written consent of the other Party is required, and the Parties agree to negotiate in good faith appropriate compensation on a case–by-case basis and address the approach to registrations and maintenance of any Intellectual Property registrations.

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(7) Each Party represents and warrants to the other that the Intellectual Property contributed, disclosed, shared or otherwise used by such Party under this Agreement is owned or controlled by such Party with the power to disclose, sublicense or transfer, as applicable, and such Party's actions hereunder with respect to such Intellectual Property does not violate any intellectual property rights belonging to a third party.

(8) (i)	In the event a Party seeks to enforce Collaboration Intellectual Property rights against any third party, the Party seeking enforcement (the “Initiating Party”) shall provide written notice to the other Party (the “Notified Party”). The Initiating Party and the Notified Party shall confer promptly regarding the enforcement identified in the notice. The Notified Party shall inform the Initiating Party, in writing, within 30 days of receipt of the written notice, whether or not it will agree to participate in the enforcement effort.
(ii)	If the Notified Party agrees to participate in the enforcement effort, unless the Parties agree otherwise, the following shall apply:

(A)	The Initiating Party shall act as lead party in the enforcement effort, and shall be entitled to immediately take control of the enforcement effort, including any suits or actions in support thereof, and to employ and engage attorneys reasonably acceptable to both Parties to handle and prosecute the same. The Notified Party shall cooperate with the Initiating Party at its own costs; and
(B)	The costs of the enforcement effort (including, but not limited to, attorneys’ fees and fees for experts) shall be shared equally by the Parties; and
(C)	Any monetary recovery achieved by the enforcement effort shall be shared equally by each of the Parties participating in and paying their share of the costs of the enforcement effort (after deducting all costs arising from the enforcement effort and reimbursing each of the Parties for the payments they have made).

(iii)	If a Notified Party declines or fails to participate in, or fails to pay its share of the costs of an enforcement effort the Initiating Party shall have the right to proceed with the enforcement effort, and it alone shall share any monetary recovery achieved by the enforcement effort.
(iv)	If a Notified Party declines or fails to participate in, or fails to pay its share of the costs of an enforcement effort, such Notified Party shall execute any documentation that is reasonably necessary to enable the Initiating Party to proceed with the enforcement effort. A Notified Party declining or failing to participate, or failing to pay its share of the enforcement effort agrees to be joined as a real-party-in-interest in any suit or action related to the enforcement effort, at the sole cost of the Initiating Party, if reasonably necessary to enable them to proceed with the enforcement effort. Joinder as a real-party-in-interest of a Notified Party who has declined or failed to participate, or failed to pay its share of the enforcement effort, shall not entitle such Notified Party joined as a real-party-in-interest to any share of the recovery of the enforcement effort, nor shall it require such Notified Party to be responsible for any share of the costs of the enforcement effort.

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(v)	Notwithstanding anything in this Agreement to the contrary, except as expressly provided in the immediately preceding paragraph, no Party shall frustrate, impair, or hinder an enforcement effort concerning Collaboration Intellectual Property, including, but not limited to, by licensing to or otherwise authorizing a third party that is the target of an enforcement effort to make, use, sell or otherwise exploit the subject matter of the applicable Joint Intellectual Property rights.

(9) Ehave shall ensure the Services contain adequate terms and conditions to ensure that End Users: (i) comply with all applicable laws in using the Collaboration Intellectual Property; (ii) state that the Collaboration Intellectual Property being supplied is only for the End User's personal use; (iii) prohibit reproduction or distribution of Collaboration Intellectual Property that violates applicable law; and (iv) contain a reservation in favor of the Parties that all Intellectual Property Rights and other rights in the Collaboration Intellectual Property.

(10) Ehave shall have responsibility for integrating the Collaboration Intellectual Property into the Platform to be accessed exclusively through the App in accordance with Section 2(9) hereof, however, MedReleaf shall be permitted to update or revise its Background Intellectual Property (including availability or pricing) or suggest changes to the Collaboration Intellectual Property. Ehave shall effect such changes to MedReleaf Background Intellectual Property in a timely manner.

7. Pricing and Licensing of the Services and Revenue Share

(1) It is understood that the App shall be offered to MedReleaf patients at no cost. Following the end of the exclusivity period, unless otherwise determined by the Parties, pricing of the Services for the App as offered to other Cannabis industry parties will be jointly set and each Party is to receive 50% of the Net Sales Revenue.

(2) Ehave to provide detailed reporting on sales activity to facilitate MedReleaf sales and marketing operations and confirm revenue share by providing MedReleaf access to its online reporting software.

8. Term and Termination Termination

(1) The term of this Agreement shall commence on the Effective Date and shall be for an initial period of five (5) years, and thereafter shall continue for automatic and successive renewal terms of twelve months unless (i) thirty days’ written notice of termination is given by either Party before the commencement of any such renewal period, or (ii) this Agreement is otherwise terminated in accordance with its terms.

(2) This Agreement and the relationship created under this Agreement may be terminated by either Party upon the happening of any of the following events:

(i)	if the other Party is in breach or default in any material respect of any material provision of this Agreement upon notice in writing of a material breach or default of any of the material provisions of this Agreement which breach or default remains uncured for a period of thirty days after the giving of such notice
(ii)	if the other Party is the subject of any bankruptcy or insolvency proceedings, whether voluntary or involuntary, and such proceedings remain outstanding for a period greater than fourteen days; or
(iii)	if either Party gives not less than thirty days’ notice in writing prior to the effective date of expiration of the initial term or of any renewal term thereof;

(3) Upon termination of this Agreement,

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(i)	both Parties shall return or destroy all documents and sales materials relating to the other Party’s products or services that remain in its possession,
(ii)	the Parties agree to maintain and respect all confidentiality provisions between them and neither party shall take any actions or make any communications that will adversely affect the reputation or goodwill of the other Party, and
(iii)	In the event of termination by MedReleaf, all revenue share obligations end.

9. Patient Data, Research Data and Pilot

(1) Ehave shall be permitted to aggregate and anonymize patient data specific to clinical context and patient outcomes from the use of Services, as allowed by consent and standard research ethics approvals and shall provide a copy of this aggregated data exclusively to MedReleaf. For patients’ of MedReleaf where full consent has been obtained, all patient data will be provided to MedReleaf.

(2) Ehave to work with MedReleaf and customers to create detailed research projects as allowed by consent and standard research ethics approvals, with initial focus on a research study in the Field of Use for post-traumatic stress disorder.

(3) Ehave and MedReleaf will work collaboratively on identification and execution of pilot customers to use the Services, with focus on assessment content for post-traumatic stress disorder in the Field of Use.

10 Limitation of Liability

EXCEPT FOR WILFULL MISCONDUCT, FRAUD, BREACH OF CONFIDENTIALITY OR MISAPPROPRIATION OF INTELLECTUAL PROPERTY, UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR LOSS OF REVENUE OR ANTICIPATED PROFITS OR LOSS OF BUSINESS OR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR EXEMPLARY DAMAGES (EVEN IF SUCH DAMAGES ARE FORESEEABLE OR THAT PARTY HAS BEEN ADVISED OR HAS CONSTRUCTIVE KNOWLEDGE OF THE POSSIBILITY OF SUCH DAMAGES) ARISING FROM SUCH PARTY’S PERFORMANCE OR NON-PERFORMANCE PURSUANT TO ANY PROVISION OF THIS AGREEMENT. EXCEPT FOR WILFULL MISCONDUCT, FRAUD, BREACH OF CONFIDENTIALITY OR MISAPPROPRIATION OF INTELLECTUAL PROPERTY, EACH PARTIES LIABILITY SHALL BE LIMITED TO THE REVENUE SHARE PAID OR PAYABLE BY EHAVE TO MEDRELEAF AS A RESULT OF END USERS USE OF THE SERVICES IN THE 12 MONTH PERIOD PRIOR TO A CLAIM ARISING.

11. Confidentiality

(1) During the Term of this Agreement and for a period of five years thereafter, both Parties shall treat all information that they may have acquired in relation to each other and the Project as strictly confidential. Each Party shall use the same degree of care to avoid the disclosure of confidential data and information of the other Party as it uses to protect its own confidential data and information. The obligations undertaken by the Parties hereto pursuant to this Section shall not apply to any data or information which are or become in the public domain, other than in consequence of the willful or negligent act or omission of either of the Parties hereto or its employees, or which are developed independently from this agreement, or which are rightly obtained from third parties.

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12. Schedules

The following schedules shall constitute an integral part of this agreement:

Schedule “A”, Background Content and Background Intellectual Property

Schedule “B”, App Specification

Schedule “C”, Project Schedule

Schedule “D”, Test Criteria

Schedule “E”, Marketing Arrangements

Schedule “F”, Support Services

13. Severability

In the event of an enforceable decision or directive declaring invalid an essential part of this agreement, without which this agreement would not have been entered into, this agreement may, at the option of either party, be terminated upon the giving of written notice to the other party. Except as aforesaid, if any term, clause, provision or condition of this agreement is similarly adjudged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other term, clause, provision or condition and such invalid term, clause, provision or condition shall be deemed to have been deleted from this agreement.

14. Survival

Notwithstanding any termination or expiry of this agreement, the provisions of sections 1, 6, 9, 10 and 11 and all consequent rights, obligations and liabilities shall survive the termination or expiry of this agreement.

15. Assignment

(1) This Agreement shall be binding upon and enure to the benefit of Ehave and MedReleaf and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

16. Waiver

The failure of either party to enforce at any time or for any period of time any of the provisions of this agreement shall not constitute a waiver of such provisions or the right of either party to enforce each and every provision.

17. Governing Law

The rights and obligations arising under the agreement shall be governed by and construed in accordance with the laws applicable in the Province of Ontario other than those dealing with conflicts of law, and the parties shall attorn to the jurisdiction of the Ontario courts.

18. Notices

(1) Any and all notices or other information required to be given by one of the party to the other shall be deemed sufficiently given when forwarded by prepaid registered mail, or by cable, telegram, facsimile or hand-delivery to the other party at the following address:

If to MedReleaf:

Attention: Neil Closner

If to Ehave:

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Attention: Prateek Dwivedi

and such notices shall be deemed to have been received five business days after mailing if forwarded by mail, and the following business day if forwarded by cable, telegram, facsimile or hand-delivery.

(2) The aforementioned address of either party may be changed at any time by giving fifteen business days’ prior notice to the other party in accordance with the foregoing.

(3) In the event of a generally prevailing labour dispute or other situation which will delay or impede the giving of notice by any such means, the notice shall be given by such specified mode as will be most reliable and expeditious and least affected by such dispute or situation.

19. Currency

All revenue share amounts are in Canadian dollars.

20. Miscellaneous

This Agreement and Schedules set forth the entire agreement and understanding between the Parties and supersede and cancel all previous negotiations, agreements, commitments and writings in respect of the subject-matter hereof (including the Term Sheet) and there are no understandings, representations, conditions, warranties, express or implied, statutory or otherwise made or assumed by the Parties, other than those expressly contained in this Agreement. Clause, schedule and paragraph headings shall not affect the interpretation of this agreement. A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality) and that person's legal and personal representatives, successors and permitted assigns. Words in the singular shall include the plural and vice versa. A reference to one gender shall include a reference to the other gender. This Agreement may be signed in counterparts.

IN WITNESS WHEREOF, the parties have signed this agreement on the day, month and year first above mentioned.

MEDRELEAF	EHAVE INC.

Per: /s/ Neil Closner	Per: /s/ Prateek Dwivedi
Neil Closner, CEO	Prateek Dwivedi, CEO

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Schedule A - Background Intellectual Property

Description of background intellectual property provided by either party (include trademarks if desired)

By Ehave:

•	Mental Health Informatics Platform that provides the following features:

o	Flexible and secure data platform

o	Desktop and mobile clinician portal

▪	Add/modify/delete patient data

▪	Access to marketplace to assign demographic, intake, assessment, diagnostic, treatment plan, treatment, adherence and outcomes content/applications to patients

▪	Review results/output of content/applications

▪	Receive insights based on results in textual and graphical format

▪	Send/receive messages from patient and/or their family

o	Desktop and mobile patient portal

▪	Receive request to use content/applications from clinician

▪	Inform clinician of intake, assessment, diagnostic, treatment, adherence and outcome content/application

▪	Integrated to medical devices such as biofeedback sensors

o	Clinical trial management

▪	Mask patients as subjects

o	Clinical grade executive function assessments in the form of video games

o	Clinical grade executive function remediation in the form of video games

o	Partnership content for psychological assessments

BY MEDRELEAF:

o	Making App available to MedReleaf Patients

o	MedReleaf Marks.

o	MedReleath assessment, diagnostic, therapeutic and other related content

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Schedule “B”, MedReleaf App Specification

Scope of the first project is a mobile application for patients to report their outcomes, including strains they are using, the format they are consuming, and how they are feeling. The measurements are designed to be scientifically valid to ensure they can be used for clinical and research conclusions.

The first phase of development activity to create a detailed specification, the result of which will be updated in this schedule.

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Schedule “C”, Project Schedule

Day 0 = Effective Date

Day 1 to Day 15 – Application Specification – Update Schedules B and F

Remainder of schedule to be updated based on specification and sizing estimates

Day 15 to Day 30 – Research Trial Specification

Day 15 to Day 45 – Development of first version of clinician and patient applications

Day 45 to Day 50 – Validate features with research team

Day 50 to Day 70 – Development of second version of clinician and patient applications

Day 70 to Day 90 – Execute acceptance test and updated iterations based on feedback

Day 90+ - Execute trial

Day 90+ - Plan for next versions of application

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Schedule “D”, Test Criteria

The first phase of development activity to create a detailed specification, the result of which will be updated in this schedule

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Schedule “E”, Marketing Arrangements

The Parties agree within 45 days following Effective Date to engage in the following activities:

PR	Ehave and MedReleaf to discuss establishing a plan for joint PR activities.

Co-Branding	Ehave and MedReleaf to discuss the potential of co-branding of Collaboration Content and either Parties Background Content under each other's brands outside of the scope of this Agreement.

Co-Marketing	Ehave and MedReleaf to discuss jointly investing in co-marketing funds to help with market education and raise awareness of the Background Content and Collaboration Content. Initial focus will be on leveraging MedReleaf s existing market.

Other producers	MedReleaf to make reasonable efforts to facilitate introductions to other producers to help establish a comprehensive marketplace following the completion of the exclusivity period pursuant to Section 2(9). MedReleaf to receive compensation in form of revenue share and/or equity for signed partnerships that result from their facilitation on a basis to be determined by the Parties.

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Schedule “F”, Support Services

1. Definitions.

a.	“Customer” means MedReleaf

b.	“Designated Support Contact” means any Customer employee appointed by Customer who has been trained and certified by Ehave to be a primary Customer contact with Ehave for support services.

c.	“Incident” means when the App(s) do not seem to materially perform in accordance with the specifications specified in the relevant App Specification.

d.	“Response” means when Ehave support personnel have (i) triaged the Incident, (ii) contacted Customer, and (iii) begun initial troubleshooting on the Incident.

2. Support Services.

a.	Support and Trouble Tickets. During the term of this Agreement, Ehave shall use commercially reasonable efforts to provide support services to Customer, as described below. The Designated Support Contact may report Incidents to Ehave through Ehave’s Support Portal (available at https://help.Ehave.com) or support telephone helpline, and thereafter, the parties may cooperate to address the Incidents via email, telephone or the Support Portal. Ehave shall provide Customer with a trouble ticket number that Customer can use to track the status of Incidents. Ehave may close the trouble ticket without further responsibility if Customer fails to respond to a request for additional information or to confirm that the trouble ticket is resolved within ten (10) days of Ehave’s request or receipt of a patch or workaround (as applicable). Support services for the App(s) are available for twenty-four hours per day and seven days per week, unless the Customer has purchased a Direct Support Case Pack, in which case support services are available during business hours, which are 6 am-6 pm pacific, Monday through Friday (excluding holidays).

b.	Initial Response Times for Technical Support Issues. Ehave shall provide Responses for Incidents that have been properly reported through the Support Portal in accordance with the table below. The Response times set forth below shall not apply to the Direct Support Case Pack:

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Severity Level	Description	Initial Response Time
1	A severity one (1) issue is a catastrophic production problem which may severely impact Customer's production systems or that causes Customer's production systems to go down or not function. There may be a loss of production data and no procedural work around exists.	1 hour
2	A severity two (2) issue is an issue where Customer's production systems are functioning but does so in a severely reduced capacity. The situation causes significant impact to portions of Customer's business operations and productivity. The systems are exposed to potential loss or interruption of service, including disruption of Customer’s High Availability Configuration.	4 hours
3	A severity three (3) issue is a medium-to-low impact problem which involves partial non-critical functionality loss. This issue impairs some operations but allows Customer to continue to function. This may be a minor issue with limited/no loss of functionality or impact to Customer’s operation and there is an easy circumvention or avoidance by the end user. This includes errors in App Specification.	1 business day
4	A severity four (4) issue is for a general usage question or recommendation for a future product enhancement or modification. There is no impact on the quality, performance or functionality of the product.	5 business days

c.	Limitations. Ehave shall have no obligations under this Section 2: (i) if the Incident cannot be reproduced by Ehave, (ii) if the App(s) has been modified or repaired, except by or at the direction of Ehave, (iii) if the App(s) has not been installed, used or maintained in accordance with the App Specification, (iv) the App(s) is used on hardware, software or other equipment that deviates from Ehave’s recommendations made in the then current App Specification, (v) Customer does not permit Ehave timely access to the logs or to perform remote troubleshooting sessions on the affected server or component, as reasonably requested by Ehave, and/or (vi) for information or data contained in, stored on or integrated, with any App(s). Ehave’s obligations to provide maintenance for software shall apply only to the current shipping release of the Software and any prior release for one (1) year after such prior release has been superseded by a subsequent shipping release.

3.	Maintenance Services. During the term of this Agreement, Ehave shall make available to Customer all updates to the extent generally released to other Ehave customers that purchased the same maintenance services. Such maintenance services shall apply only to the current shipping release of the App(s) and, for security fixes only, the immediately prior release.

4.	General. Ehave may revise the terms of the Support Services, provided that: (a) such revision is made to its standard Support Services terms made generally available to other customers, (b) Ehave provides written/email notice of such revision at least sixty (60) days prior to the expiration of the then-current Agreement, (c) such revisions only apply to renewal terms, and (d) renewal is subject to mutual agreement. Any delay or failure in the performance by Ehave (including in App(s) availability) shall be excused if and to the extent caused by a cause or event that is not reasonably foreseeable or otherwise caused by or under the control of Ehave, including but not limited to acts of God (including but not limited to fire, flood, earthquake, storm, hurricane or other natural disaster), war, hostilities (whether war be declared or not), invasion, act of foreign enemies, mobilization, requisition or embargo, rebellion, revolution, insurrection, military or usurped power, civil war, acts or threats of terrorism, riots, strikes or labor disputes (excluding by Ehave employees) (“Force Majeure”).

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